

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 18, 2006

Mr. Raymond R. Martel
Chief Financial Officer
American Rock Salt Company LLC
3846 Retsof Road
Retsof, New York 14539

> Re: **American Rock Salt Company LLC**
> **Form 10-K for Fiscal Year Ended September 30, 2005**
> **Filed December 27, 2005**
> **Response Letter Dated August 4, 2006**
> **File No. 333-117215**

Dear Mr. Martel:

   We have reviewed your response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2005

Financial Statements

Statements of Cash Flows, page 35

1.   We have read your response to prior comment three in which you indicate that you would prefer to include in applicable future filings a discussion of the nature of your restricted cash item. However, given the ambiguity inherent in your current disclosure, we believe it would be appropriate for you to amend your document to include, in the section of Liquidity and Capital Resources, the language proposed in your earlier response. Further, please include in your disclosure the terms of your litigation settlement, the amount paid, to whom the

amount was paid, and how the payment is reflected in your statements of operations and statements of cash flows.

Note 2 – Summary of Significant Accounting Policies, page 36

Property and Equipment, page 37

2. We have read your response to prior comment four, in which you state "…the Company proposes to use a life of 50 years, and proposes to amortize its mine development asset prospectively over the remainder of such period, using the units-of-production method of amortization." However, utilizing time as a factor is inconsistent with the way the units of production method is generally applied, which requires an analysis of production quantities, relative to your total estimated proven and probable reserves.

    We have consulted with our Division Chief Accountant's Office regarding this matter and believe, given your reserve estimates, rate of production, and the estimated life of your mines, that utilization of the straight line method of amortizing your development costs over a twenty-year period is inconsistent with generally accepted accounting principles. Please contact us at your earliest convenience to discuss.

    You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief